Exhibit 99.5

Edge Resources Closes Southern Alberta Oil Acquisition and Initiates Production from Edmonton Sands

CALGARY, ALBERTA—(Marketwire - Feb. 7, 2011) - Edge Resources Inc. (TSX VENTURE: EDE; “Edge” or the “Company”) is pleased to announce that it has completed the previously announced (January 5, 2011) acquisition (the “Acquisition”) of certain producing, conventional oil and gas assets in Southern Alberta for $5.1 million. Additionally, the Company commenced production at its newly constructed, 100% owned and operated natural gas production facility.

The Acquisition

Through the Acquisition, Edge has acquired approximately 130 boe/day of primarily (90%) low-decline, high quality oil assets including an underutilized, first-rate processing facility, pipelines and land-base. The majority of the assets are operated and very high (90%) working interest. The area has been underdeveloped and contains 3D seismic over the majority of the existing land. Edge has also identified additional targets on the land.

The Acquisition closed after market close on Friday February 4, 2011, with an “effective date” of October 1, 2010, which represents a significant amount of additional value to the Company, through the accumulation of more than four months (October 1, 2010 to February 4, 2011) of net cash flow during a period when oil prices hovered near $90 per barrel.

Brad Nichol commented, “This acquisition brings the Company immediate, stable cash flow and allows us to utilize our proven expertise in shallow subsurface horizons, which complements our core Edmonton Sands program. We hope to further consolidate in this area and improve operating efficiencies by utilizing the spare capacity of our new facilities. The Edge team has shown that, in addition to their ability to execute technically and operationally, they have the ability to find, negotiate and close value-maximizing transactions in a highly-competitive market.”

Edmonton Sands Production

Additionally, the Company commenced the first phase of production at its newly constructed compressor station and production facility. This facility is a main collection and distribution point for the majority of the Company’s Edmonton Sand natural gas wells and consists of 15km of pipeline and a compressor station. The first phase of production is an initial start-up phase, with the primary purpose being to allow the Company’s operator to fine-tune and make adjustments to the compressor station, as needed, in order to increase operability and production.

The first phase is expected to last for approximately one week and will include some down-time for adjustments to the facilities and equipment. The facility saw total production rates as high as 3.0 mmcf/day (500 boe/day) in the first few hours of flush production from the contribution of only five of the Company’s Edmonton Sands wells, for an average initial production rate of 600 mcf/day (100 boe/day) per well. Additional wells, including revenue-generating wells from 3rd parties, will be brought into production in what are expected to be two additional phases over the next 3 to 5 weeks.

Nichol added, “Initial production from this Edmonton Sands project represents a considerable milestone for Edge. Strategic design, construction and ownership of our infrastructure is key to keeping our costs extremely low and allowing our production to be cash-flow positive in such a low-priced natural gas environment. Our strategy in the Edmonton Sands remains solid. We intend to continue building on our established reputation as leaders in the Edmonton Sands. Our proprietary drilling and frac’ing techniques are intended to enable us to accumulate a large, contiguous land-base that can result in (i) operating cost leadership, (ii) finding & developing (“F&D”) cost leadership and (iii) unmatched initial production rates and recoverable reserves in the Edmonton Sands.”

The Company has, to date, drilled and/or produced from only one well per section and has, in most cases, the ability to drill up to a total of four wells per section on each of the 20 Edmonton Sands sections it currently owns.

About Edge Resources Inc.

Edge Resources is focused on the exploration, development and production of shallow oil and natural gas horizons, most prominently from the Edmonton Sands group of formations, a conventional, shallow gas group of reservoirs located in Central Alberta, Canada. The management team’s very high success rate is based on the safe, efficient deployment of capital and a proven ability to efficiently execute in shallow formations, which gives Edge Resources a sustainable, low-cost, competitive advantage.

The Alberta Government estimates that there is 44 trillion cubic feet (“TCF”) of non-producing, shallow natural gas in Alberta. Edge Resources’ management team has evaluated over 20,000 sections of land and has identified over 200 “five-star” sections.

For more information, visit the company website: www.edgeres.com.

This release includes certain statements that may be deemed “forward-looking statements”. All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company’s registered filings which are available at www.sedar.com.

This news release shall not constitute an offer to sell or the solicitation of any offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. The securities offered have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or applicable exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws.

Barrel (“bbl”) of oil equivalent (“boe”) amounts may be misleading particularly if used in isolation. All boe conversions in this report are calculated using a conversion of six thousand cubic feet of natural gas to one equivalent barrel of oil (6 mcf=1 bbl) and is based on an energy conversion method primarily applicable at the burner tip and does not represent a value equivalency at the well head.

Trading in the securities of Edge Resources Inc. should be considered highly speculative.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Contact:

Brad Nichol
Edge Resources Inc.
President & Director
+1 (403) 767 9905
www.edgeres.com